Exhibit 99.1

TEMBO NEXT GENERATION EUV KIT DELIVERIES HAVE COMMENCED

Access Industrial Mining Inc (“Access”) in Canada is the inaugural partner to receive shipment

Founded in 1998, Access is a key distributor and supplier to the Canadian mining and industrial sectors

Previously signed Definitive Agreement for 1,675 EUV conversion kits over five years

LONDON, February 5, 2024 (GLOBE NEWSWIRE) -- Tembo E-LV BV (“Tembo”), a subsidiary of the Nasdaq listed B Corp, VivoPower International PLC (Nasdaq: VVPR, “VivoPower” or the “Company”), is pleased to announce today that it has begun delivery of its next generation Electric Utility Vehicle (“EUV”) powertrain conversion kits. The first delivery of kit components were made to Access Industrial Mining Inc (“Access”), Tembo’s exclusive distributor in Canada.

Following completion of Access’s successful testing program of the Tembo converted 4x4 Landcruiser in Europe in 2023, Access placed an initial order for EUV powertrain conversion kits. Further testing was then conducted across both hardware and software elements of the EUV powertrain conversion kits. This was pursuant to a definitive agreement for Access to purchase 1,675 Tembo EUV conversion kits over a period of five years.

The Tembo EUV conversion kits will transform new and second-hand diesel-powered 4×4 LandCruiser and Hilux vehicles into ruggedised EUVs that are fit for purpose for mining and other industrial applications. Tembo EUV conversion kits are a key component of VivoPower’s turnkey sustainable energy solutions, designed to help corporate customers accelerate towards their net zero carbon goals and to achieve cost savings.

Tembo selected Access as the Company’s distribution partner in Canada because of Access’s long track record and experience supplying, customizing and servicing Toyota LandCruisers, as well as its extensive and active relationships with mining and other industrial companies.

Martin Paquette, General Manager of Access, said: “We are excited to start the electrification retrofit process for our clients’ LandCruisers using Tembo’s EUV conversion kit, and thus to offer EUVs to our clients across Canada. This is a product which has been in demand for some time in the market given our clients’ broader sustainability objectives and key legislation.”

Kevin Chin, Chairman and CEO of VivoPower, said: “For Tembo, quality and safety are of paramount importance. Following a disciplined testing program over the last 12 months, we are very pleased to have begun delivery of the next generation EUV conversion kits and look forward to supporting our valued partner, Access as well as our other partners across the globe to electrify their utility vehicle fleets. In doing so, we look forward to helping them meet their commercial objectives, including in relation to sustainability goals.”

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are the premier 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, energy utilities, defence, police, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles that meet exacting standards of safety, reliability, and quality. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners globally, helping perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and activate the circular economy. Tembo is a subsidiary of the Nasdaq listed B Corporation, VivoPower International PLC.

About Access

Founded in 1998 in Rouyn-Noranda, Quebec, Access is Canada’s foremost dealer and customizer of Toyota and other branded vehicles to industry. Whilst its main focus is mining, it also has customers in the industrial, forestry, construction and government sectors.

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Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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